UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of September, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of registrant’s name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F. ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item	Page
Item 1. Imagen Satelital S.A. financial statements as of and for the six-month period ending June 30, 2006, translated into English from the same financial statements originally prepared in Spanish and filed with the Comisión Nacional de Valores de la República Argentina (National Commission of Securities of the Argentine Republic) on August 14, 2006.	2

Item 2. Auditors’ Report- Limited Review, translated into English from the same report originally issued in Spanish and filed with the Comisión Nacional de Valores de la República Argentina (National Commission of Securities of the Argentine Republic) on August 14, 2006, except for the addition of paragraph 5 of the report and the omission of certain disclosures related to formal legal requirements for reporting in Argentina	39

SIGNATURES	42

Item 1. Imagen Satelital S.A. financial statements as of and for the six-month period ending June 30, 2006, translated into English from the same financial statements originally prepared in Spanish and filed with the Comisión Nacional de Valores de la República Argentina (National Commission of Securities of the Argentine Republic) on August 14, 2006.
IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF
JUNE 30, 2006
(Six-month period)

IMAGEN SATELITAL S.A.
Legal address: Av. del Libertador 602 — 4th floor — Buenos Aires, Argentina.
Corporate purpose: Taking and maintaining interest in existing companies or to be created in this country or abroad; making investments of all types; placing availabilities in a transitory way, granting and receiving loans; distribution, production or commercialization of films, special events and television programmes; commercialization of advertising slots; import and export of filming material and derived products; film producer representations and orders of this country or from abroad; commercialization of products related to facts and/or characters of films or series (merchandising); rendering services to third parties for the production and making of cinema and TV commercials and/or any other own production and/or on behalf of third parties for its broadcasting through any communication media; creation, design and implementation of a website for the sale of publicity, goods and services, through interactive systems; commercial use of the following activities and/or products: design and programmes of web pages, design and programming of software for the sale of multimedia products, creative service of computed animation, digitalization of images, video and sound: design, implementation and beginning of Intranets for enterprises; performing all kinds of activities and use of businesses and/or products related to multimedia, Internet and all kinds of audiovisual system; rendering of telecommunications’ services, data transmission, computing, electronics and other services related to these; development, broadcasting, representation and commercialization of files, data files and information of all types, the manufacturing, importation, distribution and commercialization of products, equipments, materials or software contents of all kinds; granting of bonds and/or sureties, creation of mortgages, pledges and the granting of any other kind of guaranty secured by security interest in real or personal property as regards obligations arising from the company or third parties.
Date of registration in Governmental Regulatory Agency of Corporations (“IGJ”): May 12 1997
Date of termination of the Company contract: May 11, 2096
Dates of amendments (registration of the amendments) of the by-law: June 17,1997 (August 19, 1997), June 4, 1998 (August 3, 1998), June 22,1998 (September 4, 1998), December 14, 2001 (June 20, 2002), April 29, 2003 (August 14, 2003), January 26, 2004 (June 16, 2004), and April 29, 2005 (October 20, 2005).
Holding Company: CTG Inversora S.A., Av. del Libertador 602, 4th floor, Buenos Aires, Argentina (see note 8 to the individual financial statements).
FISCAL YEAR N°10
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(six-month period presented in a comparative form with the balance sheet as of December 31, 2005 and with the statements of income, changes in shareholders’ deficit and cash flow for the six-month period ended on June 30, 2005)
COMPOSITION OF THE CAPITAL STOCK AS OF JUNE 30, 2006 AND 2005

	Subscribed and paid in
	2006	2005
Common, registered, non-endorsable outstanding shares — Face value: $1 and 1 vote per share	65,000,000	65,000,000

IMAGEN SATELITAL S.A.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2006
(six-month period, presented in comparative form with the balance sheet as of December 31, 2005 and the statements of income, changes in shareholders’ deficit and cash flow for the six-month period ended June 30, 2005)

IMAGEN SATELITAL S.A.
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006
(presented in comparative form with the consolidated balance sheet as of December 31, 2005 — in Argentine pesos)

	June 30,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and banks	10,553,013	10,118,244
Investments	11,311	11,114
Accounts receivables	28,734,993	30,469,852
Other receivables	19,747,217	8,421,824

Total current assets	59,046,534	49,021,034

NON-CURRENT ASSETS
Other receivables	14,880,932	13,474,931
Programming rights and production costs	10,003,113	10,143,563
Fixed assets	20,727,800	22,170,331
Intangible assets	452,545	424,161
Other assets	31,519	31,519

Total non-current assets	46,095,909	46,244,505

Total Assets	105,142,443	95,265,539

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Payables:
Accounts (note 2a)	26,670,243	29,892,339
Loans	10,922,199	11,350,574
Payroll and social security taxes payable	3,024,024	3,134,147
Taxes payable	1,591,396	1,746,932

	42,207,862	46,123,992
Allowances	4,713,531	4,545,198

Total current liabilities	46,921,393	50,669,190

NON-CURRENT LIABILITIES
Payables:
Accounts	13,273,129	13,674,207
Loans	48,798,291	54,309,368
Other payables — Guarantee deposits	2,224,493	2,228,786

Total non-current liabilities	64,295,913	70,212,361

Total liabilities	111,217,306	120,881,551

INTEREST OF THIRD PARTIES IN CONTROLLED COMPANIES	284	186

SHAREHOLDERS’ DEFICIT	(6,075,147)	(25,616,198)

Total liabilities, interest of third parties in controlled companies and shareholders’ deficit	105,142,443	95,265,539

Notes 1 and 2, Exhibit I and individual financial statements are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
CONSOLIDATED INCOME STATEMENT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006
(presented in comparative form with the consolidated income statement for the six-month period ended June 30, 2005 — in Argentine pesos)

	June 30,	June 30,
	2006	2005

NET REVENUES	54,807,685	48,741,083

COSTS AND OPERATING EXPENSES:
Operating costs	(15,800,074)	(15,505,872)
Selling expenses	(6,396,213)	(5,947,833)
Administrative expenses	(8,645,652)	(7,115,817)
Amortization of programming rights and production costs	(4,057,914)	(3,309,009)
Depreciation of fixed assets	(1,609,146)	(2,003,415)
Amortization of intangible assets	(94,509)	(597,764)

Total costs and operating expenses	(36,603,508)	(34,479,710)

OPERATING INCOME	18,204,177	14,261,373

FINANCIAL INCOME/(LOSS)
On assets:
Interests	51,726	16,361
Exchange differences	1,297,613	(1,206,404)

	1,349,339	(1,190,043)

On liabilities:
Interests	(2,970,337)	(1,857,497)
Exchange differences	(1,617,281)	4,222,192

	(4,587,618)	2,364,695

Net financial income/(loss)	(3,238,279)	1,174,652

OTHER INCOME (EXPENSES), NET	2,631,291	(178,107)

INCOME FROM DISCONTINUED OPERATION — DISPOSAL OF ASSETS (1)	3,013,242

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	20,610,431	15,257,918

INCOME TAX	(1,069,359)	(2,549,752)

INCOME BEFORE MINORITY INTEREST	19,541,072	12,708,166

MINORITY INTEREST	(21)	(1,017)

NET INCOME FOR THE PERIOD	19,541,051	12,707,149

EARNING PER SHARE	0.3006	0.1955

(1)	See note 14 of individual financial statements.
Notes 1 and 2, Exhibit I and individual financial statements are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
CONSOLIDATED STATEMENT OF CASH FLOW FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006
(presented in comparative form with the consolidated statement of cash flow for the six-month period ended June 30, 2005 — in Argentine pesos)

	June 30,	June 30,
	2006	2005
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OPERATING ACTIVITIES:
Net income for the period	19,541,051	12,707,149
Adjustments to get to the net cash flow generated by operating activities:
Amortization of programming rights and production costs	4,057,914	3,309,009
Depreciation of fixed assets	1,609,146	2,003,415
Amortization of intangible assets	94,509	597,764
Fixed assets — retirement		207,563
Intangible assets — retirement	11,585
Income from discontinued operation — Disposal of assets	(3,013,242)
Financial income/(loss) on the closing balances	2,831,362	(48,848)
Changes in assets and liabilities:
Increase in receivables	(5,992,951)	(5,147,950)
Increase in programming rights and production costs, net	(3,917,464)	(3,465,320)
(Decrease) Increase in accounts payables	(3,717,463)	297,278
(Decrease) Increase in guarantee deposits	(4,293)	5,677
Decrease in the remainder liabilities	(51,089)	(2,010,013)

Cash flow generated by operating activities	11,449,065	8,455,724

INVESTING ACTIVITIES:
Acquisition of fixed assets	(2,156,957)	(1,104,085)
Acquisition of intangible assets	(134,478)	(63,176)

Cash flow used in investing activities	(2,291,435)	(1,167,261)

FINANCING ACTIVITIES:
Cancellation of loans	(8,817,127)	(8,180,686)

Cash flow used in financing activities	(8,817,127)	(8,180,686)

FINANCIAL INCOME/(LOSS) ON CASH AND CASH EQUIVALENTS	94,463	(40,474)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	434,966	(932,697)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,129,358	6,674,748

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,564,324	5,742,051

Notes 1 and 2, Exhibit I and individual financial statements are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Six-month period, presented in comparative form with the balance sheet as of December 31, 2005 and the statements of income, changes in shareholders’ deficit and cash flow for the six-month period ended June 30, 2005 — in Argentine pesos )

1.	CONSOLIDATION BASIS, CONVERSION AND PREPARATION

Basis of consolidation

The consolidated balance sheets of Imagen Satelital S.A., with its controlled company, Bloomfiel Uruguay S.C.A. as of June 30, 2006 and December 31, 2005 and the consolidated statements of income and cash flow (the statement of changes in shareholders’ equity is not shown as it is the one of the holding Company) for the six-month periods ended June 30, 2006 and 2005, were prepared according to the guidelines of Technical Resolution N°21 of the Argentine Federation of Professional Council in Economic Sciences (hereinafter “FACPCE”), which basically consist on the accumulation of amounts of equal items and the elimination of balances and results between the holding Company and its controlled companies.

As it is stated on note 3 to the individual financial statements, dated March 29, 2005, Imagen Satelital S.A. acquired the whole amount of shares of Canal Joven S.A. to Bloomfiel Uruguay S.C.A. for 8,018,833 (US$2,749,000). Due to the fact that this operation is carried out between a holding company and its controlled company, it was registered for the book value of shares of Canal Joven S.A., without generating any goodwill value, eliminating in the consolidation all the results and balances deriving from this operation. As it is reported on note 3 to the individual financial statements, Canal Joven S.A. was merged with Imagen Satelital S.A. producing effect as from April 1, 2005.

For consolidation purposes, it was used (i) individual balance sheets of Imagen Satelital S.A. as of June 30, 2006 and December 31, 2005, and individual statements of income and cash flow of Imagen Satelital S.A. for the six-month periods ended June 30, 2006 and 2005; (ii) consolidated balance sheets of Bloomfiel Uruguay S.C.A. and its controlled company as of June 30, 2006 and December 31, 2005 (Linberg Management Corp.), and the consolidated statements of income and cash flow of Bloomfiel Uruguay S.C.A. and its controlled company for the six-month periods ended June 30, 2006 and 2005.

The individual financial statements with its notes 1 to 14 and its Exhibits A, B, C, E, G and H are part of the consolidated financial statements and its notes and should be read altogether.

Foreign currency translation

The financial statements of Blooomfiel Uruguay S.C.A. and Linberg Management Corp., were converted to Argentine pesos according to section 1, “Conversions of financial statements for its consolidation or the application of the equity method or the proportional consolidation method” of Technical Resolution N°18. Said companies have been considered “integrated entities” according to said Technical Resolution.

Consequently, the assets and liabilities which are expressed in foreign currency as of the closing date were translated into Argentine pesos using the exchange rates in force between both currencies at the closing date of the financial statements, whereas the assets and liabilities which are expressed in foreign currency before the end of the period were converted into Argentine pesos using historical average exchange rates corresponding to the original date of the transactions. The income and expenses, expressed in foreign currency, were translated into Argentine pesos using the average historical exchange rates of the months corresponding to the dates of the transactions.

The differences for foreign currency translation were charged to financial income/loss in the income statement.

Segments information

According to the Technical Resolution N°18, two segments were determined depending on the geographical areas in which the Company develops its operations, Argentina and abroad, which are considered by it as primary segments. The pertinent information is given in Exhibit I of the consolidated financial statements, referred to as “Segments information”.

2.	DETAIL OF ACCOUNTS

The breakdown of accounts of the balance sheet which differ significantly with those of the individual financial statements is the following:
a)	Current accounts payables

	June 30,	December 31,
	2006	2005

Programming rights license contracts	6,949,946	9,662,096
Clients ´ payment in advance	571,921	235,199
Common suppliers:
Related companies	6,279,715	7,816,356
Others	12,868,661	12,178,688

	26,670,243	29,892,339

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

Exhibit I
IMAGEN SATELITAL S.A.
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form — in Argentine pesos)
SEGMENTS INFORMATION
PRIMARY SEGMENTS: GEOGRAPHICAL (CLIENTS BASIS)

	2006
	Business Segment
	Argentina	Abroad	Total

Information
Net revenues	25,799,329	29,008,356	54,807,685
Operating income	7,077,206	11,126,971	18,204,177
Assets assigned to the segment	64,488,224	40,654,219	105,142,443
Liabilities assigned to the segment	4,208,112	107,009,194	111,217,306
Fixed assets increases	2,156,957		2,156,957
Intangible assets increases	11,152	123,326	134,478
Depreciation of fixed assets	1,609,146		1,609,146
Amortization of intangible assets	61,893	32,616	94,509
Expenses not generating exit of funds (except depreciation and amortization)	669,285	833,147	1,502,432

	2005
	Business Segment
	Argentina	Abroad	Total

Information
Net revenues	23,242,274	25,498,809	48,741,083	(1)
Operating income	5,487,451	8,773,922	14,261,373	(1)
Assets assigned to the segment	69,152,831	26,112,708	95,265,539	(2)
Liabilities assigned to the segment	14,196,665	106,684,886	120,881,551	(2)
Fixed assets increases	3,103,698		3,103,698	(1)
Intangible assets increases	7,716	55,460	63,176	(1)
Depreciation of fixed assets	2,003,415		2,003,415	(1)
Amortization of intangible assets	550,072	47,692	597,764	(1)
Expenses not generating exit of funds (except depreciation and amortization)	456,585	577,459	1,034,044	(1)

(1)	Six-month period ended June 30, 2005

(2)	As of December 31, 2005

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS
AS OF JUNE 30, 2006
(six-month period, presented in comparative form with the balance sheet as of December 31,
2005, and the statements of income, changes in shareholders’ deficit and cash flow for the six-month period ended June 30, 2005)

IMAGEN SATELITAL S.A.
BALANCE SHEET AS OF JUNE 30, 2006
(presented in comparative form with the balance sheet as of December 31, 2005 — in Argentine pesos)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS
Cash and banks	10,491,665	9,999,540
Investments (Exhibit C)	11,311	11,114
Accounts receivables (note 5a)	28,734,993	30,469,852
Other receivables (note 5b)	19,685,679	8,286,624

Total current assets	58,923,648	48,767,130

NON-CURRENT ASSETS
Other receivables (note 5c)	14,880,932	13,474,931
Programming rights and production costs (note 5d)	10,003,113	10,143,563
Investments (Exhibit C)	12,661,306	10,571,655
Fixed assets (Exhibit A)	20,727,800	22,170,331
Intangible assets (Exhibit B)	452,545	424,161
Other assets	31,519	31,519

Total non-current assets	58,757,215	56,816,160

Total assets	117,680,863	105,583,290

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Payables:
Accounts (note 5e)	39,208,947	40,210,276
Loans (note 6)	10,922,199	11,350,574
Payroll and social security taxes payable	3,024,024	3,134,147
Taxes payable	1,591,396	1,746,932

	54,746,566	56,441,929
Allowances (Exhibit E)	4,713,531	4,545,198

Total current liabilities	59,460,097	60,987,127

NON-CURRENT LIABILITIES
Payables:
Accounts (note 5f)	13,273,129	13,674,207
Loans (note 6)	48,798,291	54,309,368
Other payables — Guarantee deposits	2,224,493	2,228,786

Total non-current liabilities	64,295,913	70,212,361

Total liabilities	123,756,010	131,199,488

SHAREHOLDERS’ DEFICIT
(according to the corresponding statement of changes in shareholders’ deficit)	(6,075,147)	(25,616,198)

Total liabilities and shareholders’ deficit	117,680,863	105,583,290

Notes 1 to 14 and Exhibits A, B, C, E, G and H are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
INCOME STATEMENT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006
(presented in comparative form with the income statement for the six-month period ended June 30, 2005 — in Argentine pesos)

	June 30, 2006	June 30, 2005

NET REVENUES (note 5g)	53,250,193	45,876,524

COSTS AND OPERATING EXPENSES:
Operating costs (Exhibit H)	(15,800,074)	(14,992,028)
Selling expenses (Exhibit H)	(6,396,213)	(5,879,175)
Administrative expenses (Exhibit H)	(8,541,053)	(7,057,437)
Amortization of programming rights and production costs	(4,057,914)	(3,309,009)
Depreciation of fixed assets	(1,609,146)	(1,960,197)
Amortization of intangible assets	(94,509)	(75,260)

Total costs and operating expenses	(36,498,909)	(33,273,106)

OPERATING INCOME	16,751,284	12,603,418

INTEREST IN THE NET INCOME OF THE CONTROLLED COMPANY	2,089,728	1,518,490

FINANCIAL INCOME/(LOSS)
On assets:
Interests	51,726	16,361
Exchange differences	686,046	(1,050,795)

	737,772	(1,034,434)

On liabilities:
Interests	(2,970,337)	(1,978,265)
Exchange differences	(1,617,281)	4,222,192

	(4,587,618)	2,243,927

Net financial income/(loss)	(3,849,846)	1,209,493

OTHER INCOME (EXPENSES), NET (note 5h)	2,606,002	(182,889)

INCOME FROM DISCONTINUED OPERATION — DISPOSAL OF ASSETS (1)	3,013,242

INCOME BEFORE INCOME TAX	20,610,410	15,148,512

INCOME TAX (note 9)	(1,069,359)	(2,441,363)

NET INCOME FOR THE PERIOD	19,541,051	12,707,149

EARNING PER SHARE (note 5i)	0.3006	0.1955

(1)	See note 14
Notes 1 to 14 and Exhibits A, B, C, E, G and H are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR
THE SIX-MONTH PERIOD ENDED JUNE 30, 2006
(presented in comparative form with the statement of changes in the shareholders’ deficit for the six-month period ended June 30, 2005 — in Argentine pesos)

	Shareholders contribution				Retained earnings
			Additional	Irrevocable	Income
	Capital	Adjustment	paid-in	capital	reserve	Accumulated	Total	Total
Item	stock	to capital stock	merger	contribution	Legal reserve	(losses)	June 30, 2006	June 30, 2005

Balance at beginning of year	65,000,000	77,821,559	11,825,720	1,567,050	114,050	(181,944,577)	(25,616,198)	(52,250,077)

Resolution of Shareholder’s Meeting dated April 25, 2006		(77,821,559)	(11,825,720)	(1,567,050)	(114,050)	91,328,379

Net income for the period						19,541,051	19,541,051	12,707,149

Balance at end of period	65,000,000	—	—	—	—	(71,075,147)	(6,075,147)	(39,542,928)

Notes 1 to 14 and Exhibits A, B, C, E, G and H are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
STATEMENT OF CASH FLOW FOR THE
SIX-MONTH PERIOD ENDED JUNE 30, 2006
(presented in comparative form with the statement of cash flow for the six-month period ended June 30, 2005 — in Argentine pesos)

	June 30, 2006	June 30, 2005
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income for the period	19,541,051	12,707,149
Adjustments to get to the net cash flow generated by operating activities:
Amortization of programming rights and production costs	4,057,914	3,309,009
Depreciation of fixed assets	1,609,146	1,960,197
Amortization of intangible assets	94,509	75,260
Fixed assets — retirement		207,563
Intangible assets — retirement	11,585
Income from discontinued operation — Disposal of assets	(3,013,242)
Financial income/(loss) on the closing balances	2,737,471	(48,142)
Interest in the results of the controlled company	(2,089,728)	(1,518,490)
Changes in assets and liabilities:
Increase in receivables	(6,066,613)	(4,340,447)
Increase in programming rights and production costs, net	(3,917,464)	(3,465,320)
(Decrease) Increase in accounts payables	(1,402,407)	1,705,153
(Decrease) Increase in guarantee deposits	(4,293)	5,677
Decrease in the remainder liabilities	(51,089)	(2,061,735)

Cash flow generated by operating activities	11,506,840	8,535,874

INVESTING ACTIVITIES:
Acquisition of fixed assets	(2,156,957)	(1,083,173)
Acquisition of intangible assets	(134,478)	(63,176)

Cash flow used in investing activities	(2,291,435)	(1,146,349)

FINANCING ACTIVITIES:
Cancellation of loans	(8,817,127)	(8,189,308)

Cash flow used in financing activities	(8,817,127)	(8,189,308)

FINANCIAL INCOME/(LOSS) ON CASH AND CASH EQUIVALENTS	94,044	(38,879)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	492,322	(838,662)

CASH INCORPORATED BY MERGER WITH CANAL JOVEN S.A.		57,588

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,010,654	6,473,116

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,502,976	5,692,042

Notes 1 to 14 and Exhibits A, B, C, E, G and H are an integral part of these financial statements.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
NOTES TO THE FINANCIAL STATEMENTS
(six-month period, presented in comparative form with the balance sheet as of December 31, 2005 and the statements of income, changes in shareholders’ deficit and cash flow for the six-month period ended June 30, 2005 — in Argentine pesos)
1.	BUSINESS DESCRIPTION

Imagen Satelital S.A. (hereinafter referred to as “Imagen Satelital S.A.” or the “Company”) offers pay television channels with different types of national, regional and international programme planning, 24 hours a day, being the owner of five channels controlling its brand image and programming content, Space, I.Sat, Infinito, Retro and Much Music (Much Music and part of its content are licensed to Imagen Satelital S.A. by a third party), and representing other channels, acting as intermediary among those channels and pay TV operators. Six of these represented channels, Fashion TV, Playboy, Space, Venevision Continental, HTV and Venus, belong totally or partially to related parties.

The main revenues are originated by the sale by subscriptions of own channels and represented channels to pay TV operators, through sales’ contracts which have been already entered into or are still in process of renegotiation on the basis of estimations of the number of subscribers of the operator. The Company also generates revenues from the sale of advertising time in its channels, and, to a lesser extent, to the sale of programming rights and the rendering of services to third parties for the performance of productions and their broadcasting in the media.

2.	SITUATION OF THE COMPANY

Since the implementation of the economic reforms in Argentina in 2002, the contracts with the Company’s clients and the cash generation are mainly in Argentine pesos, whereas the commitments undertaken with foreign creditors, which represent a significant portion of the Company’s liabilities, and an important part of the costs and operating expenses (replacement of equipment, purchase of programming rights and other operating costs) are in foreign currency, mainly US dollars.

As a consequence of the negative impact on the Company’s business of the economic emergency and crisis in Argentina, in 2002 a process to refinance and exchange Negotiable Obligations for US$80,000,000 with due date in 2005 (hereinafter the “Negotiable Obligations”), in which Claxson Interactive Group Inc. (hereinafter indistinctly referred to as “Claxson Interactive Group, Inc” or “Claxson”) the ultimate parent company of Imagen Satelital S.A., and several holders of Negotiable Obligations took part. As a result of this process, Imagen Satelital S.A., directly or through Claxson, has exchanged Negotiable Obligations for US$79,745,000 until June 30, 2006. Up to that date, the balance of original Negotiable Obligations that have not been exchanged and the unpaid accrued interests on said Negotiable Obligations amount to US$255,000 and US$163,288, respectively (see note 6 for detailed information about the exchange process of Negotiable Obligations and the actual indebtedness of Imagen Satelital S.A.)

As of June 30, 2006 the Company shows a shareholders’ deficit of 6,075,147. Moreover, the Company has obtained from its indirect parent company, Claxson Interactive Group Inc., the commitment that should the financial position of the Company and the laws and regulations in force in Argentina require a recomposition of the shareholders’ equity so that it is not eventually dissolved, Claxson will take all necessary action to recompose the eventual shareholders’ deficit; thus, on the date of issuance of these financial statements the Company considers that it will be able to recompose the balance of its shareholders’ equity, if necessary.

3.	MERGERS AND ACQUISITIONS

Acquisition and merger with Canal Joven S.A.

On June 30, 2005 a Shareholders’ Meeting of Imagen Satelital S.A. and Canal Joven S.A. was held, which approved the Merger Agreement of both companies, with the agreement that the merge, which becomes effective as from April 1, 2005 (“Reorganization Date”), would produce the total transfer of assets, liabilities, rights and obligations which Canal Joven S.A. had up to that date, in favor of Imagen Satelital S.A. The Final Merger Agreement was signed on June 17, 2005. Since the date of Reorganization, Imagen Satelital S.A. started the development of the activities which were formerly developed by Canal Joven S.A. The merger was registered in the Argentine Securities and Exchange Commission (“Comisión Nacional de Valores” or “CNV”) on October 20, 2005. On the date of issuance of this financial statement, the merger has not been registered in the IGJ.

On March 29, 2005, Imagen Satelital S.A., had acquired the total amount of shares of Canal Joven S.A. to Bloomfiel Uruguay S.C.A., a company controlled by Imagen Satelital S.A., for 8,018,833 (US$2,749,000). Before the merger with Imagen Satelital S.A., Canal Joven S.A. was a company constituted in Argentina, which operated the pay TV signal Much Music (having obtained the license from a third party for the use of the trademark Much Music and some of the channel contents). As this is the case of a transaction between a parent company and its subsidiary, the transaction was registered for the book value of the shares of Canal Joven S.A., without results or goodwill being generated (for more information about the accounting criteria of this operation, see note 4).

4.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements of the Company have been prepared according to professional generally accepted accounting principles in Argentina, considering regulation of the CNV.

As from January 1, 2006 were effective the provisions of the new accounting policies made by Resolution CD No. 93/2005 of the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) which were issued as part of the process of unification of the accounting policies on a national basis, also covering the issuance of Resolution No. 312/2005 of Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and which were adopted by CNV through Resolution No. 485/2005 and No. 487/2006. The application of these new policies, as were adopted by the Company, did not cause any significant effects on the financial position and the results of the Company (see “income tax and minimum presumed income tax” on this note).

Consideration of the effects of inflation

As established by the National Executive Power and CNV in different decrees and resolutions, the Company applied the expression of financial statements in a homogeneous currency to recognize the effect of inflation in the period embracing from January 2002 to February 2003. The CPCECABA suspended the adjustment of inflation of financial statements as from October 1, 2003. In the period from March to September 2003, it is important to mention the low level in the rates of inflation measured pursuant to the wholesale index of internal prices, which is the one established for the adjustment of inflation of financial statements in that period.

Estimates

The preparation of financial statements according to professional accounting principles generally accepted in Argentina, requires the Board of Directors and the Management of the Company to make estimates which affect the determination of the amounts of assets and liabilities and the disclosure of contingencies as of the date of presentation of financial statements. The real results and amounts may differ from the estimates made in the preparation of the financial statements.

Assets and liabilities settled in Argentine pesos

Cash, accounts receivables, other receivables and liabilities were registered for its face value, segregating the implied financial components, when these were significant, and computing, when it corresponds, interests and implied financial components accrued until June 30, 2006 and December 31, 2005. In the case of accounts receivables and payables which did not have any interest rate associated to it or to which no financial compensation form was contemplated, net present values were determined.

Assets and liabilities in foreign currency

The assets and liabilities in foreign currency were registered according to the exchange rate applicable or quotation in force as of June 30, 2006 and December 31, 2005, segregating implied financial components, when these were significant, and computing, when it corresponds, interests and implied financial components accrued up to those dates. In the case of accounts receivables and payables which did not have any interest rate associated to it or to which no financial compensation form was contemplated, net present values were determined.

Investments in subsidiary companies

The investment in Bloomfiel Uruguay S.C.A, a controlled company, was valued by the equity method, determined on the basis of financial statements with equal closing dates and duration as Imagen Satelital S.A.

As it is informed in note 3, on March 29, 2005, Imagen Satelital acquired from Bloomfiel Uruguay S.C.A. all the shares of Canal Joven S.A. As it is a transaction between a parent company and its subsidiary, the transaction was registered by the book value of the shares of Canal Joven S.A. without results or goodwill being generated; and the Board of Directors and the Management of Imagen Satelital S.A. decided to deduct the debt of 8,018,833, incurred by Imagen Satelital S.A, with Bloomfiel Uruguay S.C.A by virtue of the previously mentioned acquisition of shares from the value of the investment of Imagen Satelital S.A. in Bloomfiel Uruguay S.C.A.

On June 30, 2006, the Extraordinary General Meeting of Bloomfiel Uruguay S.C.A decided a voluntarily reduction of capital stock for a total amount of US$3,029,527, through a recovery of shares and parts of interest based on the equity method. The reduction mentioned above shall take place, and its accounting effects recorded by Bloomfiel Uruguay S.C.A and by the Company, after the fulfillment of certain requirements established by Uruguayan laws.

The financial statements of Bloomfiel Uruguay S.C.A include the financial statements of Bloomfiel Uruguay S.C.A and its controlled company, Linberg Management Corp.

The financial statements of Bloomfiel S.C.A and Linberg Management Corp, as of June 30, 2006 and December 31, 2005 have been converted into Argentine pesos, as it was established in section 1, “Conversions of financial statements for its consolidation or application of the equity method” according to the Technical Resolution N°18. Said companies have been considered “integrated entities” in accordance with what was required by the Technical Resolution. As a consequence, the assets and liabilities expressed in foreign currency of the closing date have been converted into Argentine pesos employing the exchange rate in force between both currencies as of the closing date of the financial statements, whereas the assets and liabilities which are expressed in foreign currency before the closing date of the period have been converted into Argentine pesos using the historical exchange rate corresponding to the original date of the transactions. The income and expenses, expressed in foreign currency, were converted to Argentine pesos using the average historical exchange rates of the months corresponding to the dates of the transactions. The differences for foreign currency translation have been charged to the account financial income/loss in the income statement.
Allowance for doubtful accounts receivables

The Company carries its accounts receivables until the limit amount that it estimates will be recovered. Consequently, an allowance for doubtful accounts is accounted to cover those accounts receivables which are estimated not to be recovered. The recoveries are recognized in the period in which receivables are effectively collected. As it is an estimation, the ultimate amount of accounts receivables that become uncollectible may differ from the amount estimated in the allowance for doubtful accounts recorded in these financial statements.

Programming rights and production costs

Programming rights and production costs have been valued according to their cost, when it corresponds, considering the inflation effects according to what it is stated in the second paragraph of this note. The programming rights are mainly rights to broadcast films, series, animated cartoons, etc, acquired through a license contract for programming material. They are accounted as a purchase of rights, recognizing an asset and a liability, corresponding to the acquired rights and assumed obligations. The liability is classified as current or non-current depending on the payment terms established in the corresponding contracts.
The amortization of the programming rights and production costs is calculated with the decreasing method of the addition of the digits, during the period in which, according to the corresponding contracts or the estimated exhibition period, the programming rights and production costs shall be in force.

Fixed assets

Fixed assets were valued according to their cost, when it corresponds, considering the inflation effects according to what it is stated in the second paragraph of this note, net of accumulated depreciations. The depreciation of fixed assets was calculated applying the straight line method based on the estimated useful life. The buildings are depreciated in 50 years, the equipments, vehicles, decoders and furniture and fixtures in 5 years, the installations in 10 years, and the software, cassettes and computer equipments in 3 years.

Intangible assets

Intangible assets were valued according to their cost, when it corresponds, considering the inflation effects according to what it is stated in the second paragraph of this note, net of accumulated amortization; and mainly consist of: (i): trademarks and patents, which are being amortized in 60 months and (ii) other intangible assets, that are depreciated in 36, 60 and 84 months.

Recoverability of assigned value to assets, in general, and to tax credits, programming rights and production costs, fixed assets and intangible assets, in particular, in these financial statements

The Company has carried out the comparisons with recoverable values of assets following the outlines established in the Professional Accounting Policies of the City of Buenos Aires, mainly based on projections prepared by the Board of Directors and the Management of the Company. According to said projections and taking into account the positive results and cash flows generated in the period, the tax credits, programming rights and production costs, fixed assets and intangible assets shall be recoverable in future years in the projected terms of use, depreciation and amortization.
Revenue recognition

Revenues obtained through the licensing of own channels or the intermediation in the sale of channels represented produced by third parties, are determined on the basis of monthly amounts based on the number of subscribers on a fixed basis, which arise from the contracts entered into the Company and operators of pay television, and are recognized according to the effective date of the rendering of services. The Company and a group of operators of pay television were negotiating certain aspects of the contracts that regulate their business relation, these negotiations not having been concluded up to the date of the presentation of the financial statements. Advertising revenues are recognized when the advertisements are aired.

Revenue concentration

In the period ended June 30, 2006 revenues for 18,979,731 were recorded from four customers who represented the 36% of the revenues of the Company. In the six- month period ended June 30, 2005 revenues for 13,967,738 were recorded from two customers who represented the 29% of the revenues of the Company.

Income tax and minimum presumed income tax

The professional accounting principles require the accounting of the income tax by the deferred tax method, adopting the asset and liability approach. According to this method, a deferred tax asset or liability is recognized with respect to all the temporary differences between the financial statements carrying amounts and the tax bases of assets and liabilities, and by the effect of tax loss carryfowards which are used in future fiscal years, net of allowance for unrecoverable deferred taxes when the estimation of future tax results indicate that the usage of the deferred taxes assets before their expiration is not likely to occur.

Likewise, according to the professional accounting principles in force during previous years in the City of Buenos Aires (Resolution CD N°87/2003 of CPCEABA) and those that have been established effective as from January 1, 2006 (Resolution CD N° 93/2005 of CPCECABA) the Company has considered the difference between the accounting book value of the fixed assets and its fiscal value for the income tax derived from the restatement into homogenous currency carried out between January 2002 and February 2003, as a permanent difference for purposes of the deferred tax calculation. By means of the application of the Resolution N°487/06 of the CNV, the Company can keep the applied criteria or recognize the newly expressed currency as a temporary difference. The Company has not taken the option of modifying the criteria that was being employed in prior years. Therefore, by the application of the Resolution N°487/06 of the CNV, it is informed that if the Company had chosen to recognize a temporary difference for the currency restatement contained in the accounting valuation of the fixed assets, the asset for deferred tax would have diminished in 2,786,912 as of June 30, 2006 with the following charge to prior years adjustment (lower retained earnings) for 2,848,015 and a credit to results of the period in the account income tax for 61,103. Additionally, in that case, the Company would record in the following years a lower charge for income tax (due to the reversal of the mentioned deferred tax liability) in relation to the one that will be recorded for keeping the criteria used up to the present. Said reversal shall take place in an average term of approximately forty years.

Additionally, the Company determines the minimum presumed income tax by applying the rate of 1% in force over the assets computable as of the closing of the period. This tax is a complement to the income tax. The fiscal duty of the Company in each period shall coincide with the greater amount which arises from the determination of the minimum presumed income tax and the fiscal duty for the income tax by applying the rate of 35% in force on the tax earnings estimated for the period. However, if the minimum presumed income tax exceeds in a fiscal year the income tax to be paid, such excess could be computed as prepayment of any excess of income tax to be paid over the minimum presumed income tax which might occur in any of the ten following fiscal years.
The charge or credit for “income tax” in the income statement includes, where appropriate, the estimated charge for the income tax to be paid for the fiscal period/year, the charges or credits for deferred income tax, the charge for the minimum presumed income tax and the charge for unrecoverable withholding of income tax carried out by foreign customers.

As of June 30, 2006 and December 31, 2005 the Board of Directors and the Management of the Company have estimated that the deferred taxes (assets) would expire without being used by the Company, therefore, said taxes have been completely covered by an allowance, and the tax credits for the minimum presumed income tax of 5,616,263 and 5,146,139, respectively, would be used to compensate income tax payable in future fiscal years, said amount is included in other non-current receivables.

Shareholders’ equity and income statement accounts

The shareholders’ equity accounts, including the corresponding contributions and distributions were restated, where appropriate, in connection to what it was stated in the section “Consideration of the effects of inflation” in this note. The excess of the restated value of capital stock as regards its face value is shown as an adjustment to capital stock.

In the six-month periods ended June 30, 2006 and 2005, income statement accounts have been kept to its historical values. The charges for consumed assets (depreciations of fixed assets, amortizations of programming rights and production costs and intangible assets, book value of fixed assets and intangible assets write-off) were determined pursuant to the restated values of these assets.

Earning per share

As the Technical Resolution N°18 so demands, net income and earning per share are exposed at the bottom of the income statement. This data is also included for the comparative period. The basic indicator is exclusively presented, since, neither preferred shares nor Negotiable Obligations convertible into ordinary shares exist.

Statement of cash flow

For the preparation of the statement of cash flow, the cash, banks and investments of high liquidity with originally arranged due dates of no more than three months have been considered as cash and cash equivalents. As of June 30, 2006 and 2005, payments of interests amounted to 299,381 and 362,757, respectively.

5.	DETAIL OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS
a)	Accounts receivables

	June 30,	December 31,
	2006	2005

Common	32,670,948	32,272,708
Documented	669,170	792,429
Related companies (note 8)	4,288,696	5,024,972

	37,628,814	38,090,109
Allowance for doubtful accounts (Exhibit E)	(8,893,821)	(7,620,257)

	28,734,993	30,469,852

b)	Other current receivables

	June 30,	December 31,
	2006	2005

Tax credits	171,698	142,038
Prepaid expenses	298,839	288,434
Related companies (note 8)	19,144,434	7,808,762
Companies art 33 Law 19,550 (note 8)	18,223
Others	52,485	47,390

	19,685,679	8,286,624

c)	Other non-current receivables

	June 30,	December 31,
	2006	2005

Tax credits — Minimum Presumed Income Tax	5,616,263	5,146,139
Other tax credits	8,993,032	8,069,940
Guarantee deposits	271,637	258,852

	14,880,932	13,474,931

d)	Programming rights and production costs

	June 30,	December 31,
	2006	2005

Programming rights	7,152,048	6,816,373
Production costs	2,851,065	3,327,190

	10,003,113	10,143,563

     The evolution of programming rights was the following:

	June 30,	December 31,
	2006	2005

Original value at beginning of year	98,976,346	92,061,973
Increases and prepayments to suppliers	3,672,300	6,914,373

Original value at end of period or year	102,648,646	98,976,346

Accumulated amortization at beginning of year	(92,159,973)	(85,836,128)
Amortization for the period or year	(3,336,625)	(6,323,845)

Accumulated amortization at end of period or year	(95,496,598)	(92,159,973)

Net book value	7,152,048	6,816,373

The evolution of production costs was the following:

	June 30,	December 31,
	2006	2005

Original value at beginning of year	5,730,479	4,275,500
Increases and prepayments to suppliers	245,164	1,454,979

Original value at end of period or year	5,975,643	5,730,479

Accumulated amortization at beginning of year	(2,403,289)	(1,057,671)
Amortization for the period or year	(721,289)	(1,345,618)

Accumulated amortization at end of period or year	(3,124,578)	(2,403,289)

Net book value	2,851,065	3,327,190

e)	Current accounts payables

	June 30,	December 31,
	2006	2005

Programming rights license contracts	6,969,946	9,662,096
Clients’ payments in advance	571,921	235,199
Common suppliers:
Related companies (note 8)	6,279,715	7,816,356
Companies — art. 33 Law 19,550 (note 8)	13,912,648	11,399,817
Others	11,474,717	11,096,808

	39,208,947	40,210,276

f)	Non-current accounts payables

	June 30,	December 31,
	2006	2005

Programming rights license contracts	386,444	1,013,018
Common suppliers:
Related companies (note 8)	12,886,685	12,661,189

	13,273,129	13,674,207

g)	Net revenues

	June 30,	June 30,
	2006	2005

Subscriptions of own signals	28,957,317	29,091,954
Subscriptions of represented signals	13,927,768	14,093,836

	42,885,085	43,185,790
Advertising slot	9,783,362	7,596,887
Others	10,950,215	5,460,310

	63,618,662	56,242,987
Less: Participation of represented signals	(9,116,961)	(9,241,162)
Less: Turnover tax	(1,251,508)	(1,125,301)

	53,250,193	45,876,524

h)	Other income (expenses), net

	June 30,	June 30,
	2006	2005

Renegotiation with supplier	2,436,938
Others	169,064	(182,889)

	2,606,002	(182,889)

i)	Earning per common — basic and diluted share

	June 30,	June 30,
	2006	2005

Net income	19,541,051	12,707,149
Amount of shares	65,000,000	65,000,000

	0.3006	0.1955

6.	LOANS
     The loans consisted on the following:

	June 30, 2006	December 31, 2005

Related party Claxson (US$17,165,071 principal amount, US$14,404,121 net present value at a rate of 8.75%, in 2006; US$19,779,841 principal amount, US$16,331,374 net present value at a rate of 8.75%, in 2005)	44,451,116	49,516,726
Negotiable Obligations at 11% (US$255,000 principal amount, in 2006 and 2005; at an effective rate of 11.5%)	786,930	773,160
Negotiable Obligations at 6.25% (US$2,300,000 principal amount)	7,097,800	6,973,600

	June 30, 2006	December 31, 2005
Negotiable Obligations at 8.75% (US$1,512,260 principal amount, US$1,333,862 net present value, in 2006; US$1,767,260 principal amount, US$1,526,964 net present value, in 2005)	4,116,299	4,629,755
Negotiable Obligations at 5% (US$115,500 and US$189,000 principal amount in 2006 and 2005, respectively)	356,433	573,048
Negotiable Obligations (US$66,693, in 2006; US$129,783, in 2005; discounted at 13.54% annual)	205,815	294,704
Financial (average interest rate of 7%, in 2006 and 2005)	1,038,112	1,298,114

Subtotal	58,052,505	64,059,107
Accrued interests	1,667,985	1,600,835

Total loans	59,720,490	65,659,942

Current loans	10,922,199	11,350,574
Non-current loans	48,798,291	54,309,368

	59,720,490	65,659,942

As it is stated in note 2, the Company decided to re-structure the Negotiable Obligations issued in April 1998 for a principal amount of US$80,000,000 with due date May 2, 2005 (the “Negotiable Obligations”) through an exchange offer carried out by Claxson Interactive Inc. (“Claxson”), ultimate parent company of Imagen Satelital S.A., offering US$555 in principal amount of debt instruments of Claxson at an annual interest of 8.75% with due date in 2010 (the “New Debt Instruments”) in exchange of each US$1,000 in principal amount of the Negotiable Obligations. The exchange offer was completed on November 8, 2002 having received valid offers from holders of said obligations with holdings in principal amount of US$74,460,000, approximately a 93.1% of the total of these obligations, which resulted in the issuance of New Debt Instruments by Claxson for a principal amount of US$41,325,300. As from the exchange, Claxson became the holder of the Negotiable Obligations of Imagen Satelital S.A. for an amount of US$74,460,000.
On December 17, 2002 Imagen Satelital S.A. and Claxson entered into an agreement in which Imagen Satelital S.A. redeemed the Negotiable Obligations for a principal amount of US$74,460,000 which Claxson had obtained as a result of the exchange offer, and the accrued due interests of US$9,222,840, giving US$7,500,000 in cash and a promissory note for US$58,031,250 payable in 25 semester installments of US$2,321,250 without interests, commencing on January 10, 2003 and the following ones on July 10th and January 10th of each year, till January 10th of the year 2015. Imagen Satelital S.A. shall be entitled to cancel in advance the promissory note, in full or in part, in a minimum amount of US$50,000. The payments made in advance by Imagen Satelital S.A will be allocated against the installments in the inverse order to their due date discounted at a rate of 8.75%. As the promissory note for US$58,031,250 does not accrue interests, the installments of principal amounts to be paid have been discounted at an annual rate of 8.75%, there being a resulting debt with Claxson for US$36,618,705. On August 13, 2003, the Negotiable Obligations have been redeemed for a principal amount of US$50,000 through the issuance of New Debt Instruments, which resulted in an increase of the debt with Claxson of US$27,750, in principal amount. The debt evolution with Claxson is the following:

	Principal
	amount		Net present value

Issuance of promissory note in 2002	US$	58,031,250	US$	36,618,705
Redemption of Negotiable obligations in 2003	US$	27,750	US$	27,686
Payments to Claxson and/or credit instrument application that Imagen Satelital S.A. had to collect from Claxson	US$	(38,279,159)	US$	(25,405,388)
Accrued discounted interests			US$	5,090,371

Balance as of December 31, 2005	US$	19,779,841	US$	16,331,374
Payment to Claxson	US$	(2,614,770)	US$	(2,614,770)
Accrued discounted interests			US$	687,517

Balance as of June 30, 2006	US$	17,165,071	US$	14,404,121

On March 24, 2003 the Company entered into agreements with holders of Negotiable Obligations for which Negotiable Obligations for a principal amount of US$2,300,000 were redeemed issuing Negotiable Obligations for its replacement of equal principal amount, payable in two consecutive annual installments with due date on July 15, 2012 and July 15, 2013 each for the equivalent at 50% of the amount of principal owed, with two extraordinary payments of US$21,563 each. These new Negotiable Obligations accrue interests at an annual rate of 6.25 % from July 15, 2003 payable every six months as from January 15, 2004, on January 15, and July 15, of each year.

On July 16, 2003, the Company entered into an agreement with a holder of Negotiable Obligations, for which they were redeemed for a principal amount of US$300,000, through US$62,100 in cash and new debt of US$210,000, payable in installments of US$21,000, on April 15, 2005, US$73,500, on April 15, 2006 and 2007 and US$42,000 on April 15, 2008. The debt accrues interest at an annual rate of 5% payable jointly with the principal installments.

On October 3, 2003, an agreement was entered into with two holders of Negotiable Obligations, for which these were redeemed for a principal amount of US$570,000, through US$200,000 in cash and new debt of US$264,000, payable US$65,000 on March 1, 2004 and US$199,000 on September 1, 2004. As of December 31, 2004 the Company had cancelled the total of the installments related to this debt.

On October 29, 2004 an agreement was entered into with a holder of Negotiable Obligations, for which the latter were redeemed for a principal amount of US$250,000, through new debt of US$142,455 plus the 8.75% annual of interest over balances (US$191,897.01 interest included), payable in 15 semester installments (14 installments for an amount of US$9,818 and the last one for US$5,000) with due date on January 15th and July 15th of each year.

On April 14, 2005, an agreement was entered into with a holder of Negotiable Obligations, for which these were redeemed for a principal amount of US$1,715,000, through new debt of US$2,280,950, US$188,690 payable in cash and US$2,091,310 payable in 51 monthly installments, with due dates the 1°day of each month, beginning on May 1, 2005 and concluding on July 1, 2009.

On November 15, 2005, an agreement was entered into with a holder of Negotiable Obligations, for which these were redeemed for a principal amount of US$100,000, through a promissory note for a total amount of US$85,000, with due date on November 25, 2005, which has been cancelled at the date of these financial statements.

As a result of this exchange offer and re-negotiation process, Imagen Satelital S.A., directly or through Claxson has exchanged Negotiable Obligations for US$79,745,000 till June 30, 2006. The balance of Negotiable Obligations that have not been exchanged as of June 30, 2006, of US$255,000 and the interest due till that date, of US$163,288, are shown in the current liability.
7.	ESTIMATED TERMS OF REALIZATION OF CERTAIN ASSETS AND ESTIMATED TERMS OF SETTLEMENT OF LIABILITIES.
The estimated terms of realization of the receivables and investments are the following:

	June 30, 2006
	Investment	Accounts receivables	Other receivables	Total

Past-due		27,776,016	295,331	28,071,347
Without established term	11,311		19,162,657	19,173,968
To be due:
Up to 3 months		9,484,257	212,023	9,696,280
From 3 to 6 months		213,540	5,530	219,070
From 6 to 9 months		155,001	10,138	165,139

	11,311	37,628,814	19,685,679	57,325,804
From 2 to 3 years			14,880,932	14,880,932

	11,311	37,628,814	34,566,611	72,206,736
Allowances		(8,893,821)		(8,893,821)

	11,311	28,734,993	34,566,611	63,312,915

The estimated terms of settlement of the liabilities are the following:

	June 30, 2006
			Remainder
	Accounts payables	Loans	liabilities	Total

Past-due	16,859,869	1,290,838	340,020	18,490,727
Without established term	20,192,363		2,224,493	22,416,856
To be due:
Up to 3 months	641,900	677,207	2,875,344	4,194,451
From 3 to 6 months	592,796	726,007		1,318,803
From 6 to 9 months	580,650	7,229,987	954,836	8,765,473
From 9 to 12 months	341,369	998,160	445,220	1,784,749

	39,208,947	10,922,199	6,839,913	56,971,059
From 1 to 2 years	3,965,754	14,977,299		18,943,053
From 2 to 3 years	4,295,712	13,190,528		17,486,240
From 3 to 4 years	4,295,712	11,142,940		15,438,652
From 4 to 5 years	715,951	2,211,668		2,927,619
From 5 to 6 years		166,265		166,265
From 6 to 7 years		3,593,353		3,593,353
From 7 to 8 years		3,516,238		3,516,238

	52,482,076	59,720,490	6,839,913	119,042,479

8.	COMPANIES ART. 33 LAW 19,550 AND OTHER RELATED COMPANIES
CTG Inversora S.A. a subsidiary of Claxson Interactive Group, Inc. (“Claxson”) is the parent company with 96.01% of shares of Imagen Satelital S.A. The rest of the shares are held by El Sitio, Inc., other Claxson subsidiary.
As of June 30, 2006 and 2005, Imagen Satelital S.A. owned 99.999% of the capital stock of Bloomfiel Uruguay S.C.A.

The balances with Companies Art. 33 Law 19,550 and related companies as of June 30, 2006 and December 31, 2005 are the following:

	June 30,	December 31,
	2006	2005

Accounts receivables
Galaxy Group	2,881,965	4,036,842
Cablevisión Group	1,406,731	988,130

	4,288,696	5,024,972

Other current receivables — Companies Art. 33:
CTG Inversora S.A.	18,223

	18,223

Other current receivables — Related companies:
Playboy TV Latin America	8,192,546	4,755,890
HTV LLC	1,115,937	705,423
El Sitio Uruguay	1,192,695	617,337
CGTEL S.A.	498,175	489,944
Claxson Chile	352,597	347,024
Venus TV Inc.	1,343,706	318,186
El Sitio Inc.	204,990	174,893
DLA LLC	257,788	145,446
Hispanic TV BV	195,064	101,559
Claxson USA Inc.		87,199
Latin America Internet Co.	65,482	64,666
DLA Holdings	704	691
O site		504
ESDC S.A.	5,724,028
Playboy TV International BV	722

	19,144,434	7,808,762

Current accounts payables — Related companies:
Claxson USA Inc.	2,146,134
Troy Ltd.	90,739	170,036
Claxson Playout Inc.	896,215	3,996,175
Carson Internacional Ltd.	251,193	1,921,370
Venevisión Continental	1,231,107	1,138,131
Rainbow Heights	42,015	51,994
Lakeport Overseas Ltd.	456,870	456,871
DMX Artist Direct	5,037	64,356
Contribution SRL	1,112,843	5,305
Playboy TV International BV		8,849
Iberoamerican Media Holding		3,269
Others	47,562

	6,279,715	7,816,356

Current accounts payables — Companies Art. 33
Linberg Management Corp	12,583,357	10,581,804
Bloomfiel Uruguay S.C.A.	1,329,291	818,013

	13,912,648	11,399,817

Non-current accounts payables
Claxson USA Inc.	12,886,685	12,661,189

	12,886,685	12,661,189

Loans

	June 30, 2006	December 31, 2005
Claxson Interactive Group, Inc.	44,451,116	49,516,726

	44,451,116	49,516,726

Deducted of investment (Exhibit C):
Bloomfiel Uruguay S.C.A.	(8,018,833)	(8,018,833)

	(8,018,833)	(8,018,833)

The operations with the companies Art. 33 Law 19,550 and related companies during the six-month period ended June 30, 2006 and 2005 were as follows:

	June 30, 2006	June 30, 2005
Revenues:
Playboy TV Latin America	6,893,322	1,300,484
Cablevision Group	4,708,637	4,842,525
Venus TV Inc.	2,268,581	1,060,950
Galaxy Group	3,470,041	9,125,213
Carson International	1,339,661
Contribution SRL	518,060	756,956
Claxson USA II, Inc.	438,717
HTV LLC	442,529
Venevisión Continental	257,600
Troy Ltd.	62,792	151,675
DLA LLC	58,871
Hispanic TV BV	54,526
El Sitio Uruguay		731,383
Canal Joven S.A.		199,719
Claxson Chile		286,800
Claxson Playout Inc.		328,935
Claxson USA II, Inc.		413,160
Playboy B.V.		248,871
Others	47,350	328,820

	20,560,687	19,775,491

Operating costs:
Claxson USA II, Inc.	3,272,064	3,017,160
Troy Ltd.	201,316	756,517
Claxson Playout Inc.		457,882
Venevisión Continental		28,870
El Sitio Uruguay	198,786
ESDC S.A.	74,049
O Site	124,828

	3,871,043	4,260,429

Cost of represented signals:
Canal Joven S.A.		756,192
Linberg Management Corp.	2,390,137	2,194,272
Playboy TV Latin America	715,198	1,061,301
Carson International	493,756	473,823
Venevisión Continental	221,605	177,568
Rainbow Heights	19,948	9,890

	3,840,644	4,673,046

Accrued interest — Loss:
Claxson Interactive Group, Inc.	2,110,921	2,379,430
Bloomfiel SCA	351,951
CTG Inversora S.A.		54,866

	2,462,872	2,434,296

	June 30, 2006	June 30, 2005

ESDC S.A. — sale of assets	5,003,584
Claxson Playout Inc. — purchase of fixed assets		1,999,613

	5,003,584	1,999,613

9. INCOME TAX
The charge for income tax consist of the following:

	June 30, 2006	June 30, 2005
Provision for income tax	—	—
Deferred tax	—	(220,267)

Income tax in Argentina	—	(220,267)
Foreign income tax deduction	(1,069,359)	(2,221,096)

	(1,069,359)	(2,441,363)

The charge for income tax differs from the amount arising from the application of the statutory tax rate at 35% over the net income for the period. The tax effect of the differences is the following:

	June 30, 2006	June 30, 2005

Income tax at 35%	(7,109,432)	(5,301,979)
Income from foreign sources	762,981	1,724,624
Interest in the net income of controlled company	731,405	587,197
Inflation adjustment	(61,103)
Results related to Claxson’s loan	(768,533)	(989,824)
Others	(105,522)	(45,799)

	(6,550,204)	(4,025,781)
Provision for unrecoverable deferred taxes	6,550,204	3,805,514

	—	(220,267)

The components of the deferred tax (asset) are as follows:

	June 30, 2006	December 31, 2005

Deferred tax assets (liabilities):
Tax loss carryfowards	15,563,777	21,690,471
Allowance for doubtful accounts	2,880,233	2,394,333
Financial income/(loss)	1,038,530	2,077,060
Fixed assets and intangible assets	(186,159)	(211,448)
Allowances	1,860,950	1,757,119

	21,157,331	27,707,535
Provision for unrecoverable deferred taxes (Exhibit E)	(21,157,331)	(27,707,535)

	—	—

At June 30, 2006 and 2005, the Board of Directors and Management of the Company have estimated that the net assets deferred taxes would expire without being employed by the Company, due to said fact they have been fully covered by an allowance.
10. CONTINGENCIES, CLAIMS AND GRANTED GUARRANTIES
The Company is part of different legal proceedings and claims which arise in the normal course of the business, including legal suits and claims for collections of credits, labor, tax, etc existing a claim from New Yetem S.A. against El Sitio Argentina S.A. (merged with Imagen Satelital S.A. in 2001) for US$14,000,000.
The Board of Directors and the Management of the Company will energically defend all claims. According to them and their legal advisers’ opinion, the resolution of these suits and claims shall not have any adverse effect on the Company’s financial position and results of their operations, in excess of the amounts covered by allowances.
The Company has granted a guaranty under the law of the state of New York as regards all the obligations assumed by Claxson by virtue of the issuance of New Debt Instruments which are mentioned in note 6.
11. OPERATING LEASES
During the six-month periods ended June 30, 2006 and 2005, the Company accrued 3,670,392 and 2,747,860, respectively, for contracts of operating leases for the employment of satellite capacity, services -premises (compression, decodification and signal settlement) and deposits. As of June 30, 2006 there exist assumed undertakings by lease agreements for 3,670,392 for the second semester of the year 2006 and 7,425,800 for the years 2007 and 2008, respectively.

12. IRREVOCABLE CAPITAL CONTRIBUTIONS
On December 14, 2005, the Board of Directors of the Company accepted the proposal of the holding company CTG Inversora S.A. of converting the total credit that the latter had with the Company, which amounted on such date to 1,567,050, in irrevocable capital contributions. The use of said capital would be determined in the next Shareholders’ Meeting to take place within a maximum term of 180 days to be computed as from the meeting of the Board. On the same date, both companies signed an agreement in relation to those contributions, stipulating that it would be subdued to the approval of the previously mentioned Meeting the issuance of 1,567,050 common shares, nominative, non-endorsable, of face value one peso and representative of a vote per each issued share. Likewise, CTG Inversora S.A. stated in the mentioned agreement its intention of favorably voting the already mentioned conditions for the capitalization in the Meeting which deals with such issue.
Nevertheless, the Shareholders’ Meeting taking place on April 25, 2006, and taking into account the Company’s financial position, decided that the mentioned irrevocable capital contributions were charged fully to the absorption of accumulated losses.
13. SIGNED AND SEALED BOOKS
Due to delays in the procedure of signature of books, the transactions of the Company between October 27, 2005 and March 12, 2006 are transcribed in the account book N°24, being signed and sealed on March 13, 2006.
14. DISCONTINUANCE AND SALE OF BROADBAND AND INTERNET BUSINESS
On May 19, 2006, the Board of Directors of the Company approved the discontinuance of the broadband and internet business considering the need that the Company concentrated exclusively in its main activity, in order not to lose the focus of the business which constitutes its main revenues.
Additionally, the same Board of Directors approved the sale of the assets of said business to ESDC S.A., a company of Claxson’s group (composed by networking equipments, computing equipment, servers, furniture, trademarks and patents over web domains, developed systems and a real property) at a price of approximately Argentine pesos 5 million. The book value of the sold assets at the date of the sale amounted to approximately Argentine pesos 2 million, due to said fact, the previously mentioned transaction generated Argentine pesos 3 million income in the period, which is stated in the item “Income from discontinued operation — Disposal of assets” of the income statement.
The assets, liabilities, income/(loss) and cash flow of the broadband and internet business were not significant considering the financial statements of the Company as a whole, so the latter has not made any segregation between these accounts which correspond to transactions that continue and the discontinued ones.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

EXHIBIT A
IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form with the financial statements as of December 31, 2005 — in Argentine pesos)
FIXED ASSETS

	Original values					Depreciation
	At				At	At				Accumulated	Net	Net
	beginning		Incorporation		end of	beginning	Incorporation		For the	at end	book value	book value
	of year	Increases	by merger	Retirements (1)	period	of year	by merger	Retirements (1)	period	of period	2006	2005

Buildings	18,928,912			1,742,447	17,186,465	3,858,971		264,768	165,080	3,759,283	13,427,182	15,069,941
Equipments	36,293,736	578,653		76,231	36,796,158	31,535,019		75,049	833,819	32,293,789	4,502,369	4,758,717
Decoders	29,737,191	358,237			30,095,428	28,480,228			257,353	28,737,581	1,357,847	1,256,963
Cassettes	11,404,176	33,854			11,438,030	11,239,930			62,181	11,302,111	135,919	164,246
Installations	6,999,559	52,701		43,460	7,008,800	6,627,724		27,726	82,391	6,682,389	326,411	371,835
Furniture and Fixtures	4,192,546	127,882		77,446	4,242,982	4,106,110		11,604	25,811	4,120,317	122,665	86,436
Vehicles	150,703				150,703	88,541			7,822	96,363	54,340	62,162
Computer equipments	6,671,527	213,324		789,330	6,095,521	6,425,834		777,304	155,836	5,804,366	291,155	245,693
Software	10,757,899	1,550		65,810	10,693,639	10,656,422		65,810	18,853	10,609,465	84,174	101,477
Constructions (in progress)	3,944	790,756		386,616	408,084						408,084	3,944
Prepayments	48,917			31,263	17,654						17,654	48,917

Total 2006	125,189,110	2,156,957		3,212,603	124,133,464	103,018,779		1,222,261	1,609,146	103,405,664	20,727,800

Total 2005	125,439,025	4,944,678	2,488,758	7,683,351	125,189,110	104,239,340	2,201,128	7,443,936	4,022,247	103,018,779		22,170,331

(1)	See note 14.

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

EXHIBIT B
IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form with the financial statements as of December 31, 2005 — in Argentine pesos)
INTANGIBLE ASSETS

	Original values				Amortization				Net	Net
	At				At			Accumulated	book	book
	beginning			At end	beginning		For the	at end	value	value
	of year	Increases	Retirements	of period	of year	Retirements	period	of period	2006	2005

Trademarks and patents	2,860,680	134,478	17,757	2,977,401	2,481,814	6,172	85,858	2,561,500	415,901	378,866
Others	620,540			620,540	575,245		8,651	583,896	36,644	45,295

Total 2006	3,481,220	134,478	17,757	3,597,941	3,057,059	6,172	94,509	3,145,396	452,545

Total 2005	3,283,688	195,972	1,560	3,481,220	2,879,278	624	177,157	3,057,059		424,161

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

EXHIBIT C
IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form with the financial statements as of December 31, 2005 — in Argentine pesos)
INVESTMENTS — MARKETABLE SECURITIES AND HOLDINGS IN OTHER COMPANIES

									Information about issuer
Issuer and										Last financial statement
characteristics of							Book value as of	Book value as of	Main		Capital		Shareholders ´	Share over capital
securities	Class	Face value		Amount	Cost value	Equity method	June 30, 2006	December 31, 2005	activity	Date	stock	Results	equity	stock

CURRENT ASSET
Mutual funds:
Mutual fund: Money Market US$— Bear Stearns							11,311	11,114

Total current asset							11,311	11,114

TOTAL NON-CURRENT ASSET
Investments-Companies Art. 33 Law 19,550 and amendments:
Bloomfiel Uruguay S.C.A. (controlled company)	Ord.		1.00	63,500,000	24,359,900	20,680,139	20,680,139	18,590,488	Constitution, acquisition or share in other companies’ equity	30.06.06	63,500,500 (in uruguayan pesos)	2,089,749	20,680,423	99.999%
Debt by purchase of Canal Joven S.A. (notes 3 and 4)							(8,018,833)	(8,018,833)

Claxson Interactive Group, Inc.	Ord.	US$	0.01	12,000			—	—						0.0356%

Total non-current assets							12,661,306	10,571,655

Total assets							12,672,617	10,582,769

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form with the financial statements as of December 31, 2005 — in Argentine pesos)
EXHIBIT E
ALLOWANCES

	Balances at	Incorporation by			Use	Balances at end of
Accounts	beginning of year	merger	Net increases		(Recovery)	period

DEDUCED FROM CURRENT ASSETS
For doubtful accounts	7,620,257		1,273,564	(1)		8,893,821

DEDUCED FROM NON-CURRENT ASSETS
For unrecoverable deferred taxes	27,707,535				(6,550,204)	21,157,331

Total 2006	35,327,792		1,273,564		(6,550,204)	30,051,152

Total 2005	46,302,764	93,742	(53,212)		(11,015,502)	35,327,792

INCLUDED IN CURRENT LIABILITIES
For lawsuits	4,545,198		228,868	[2]	(60,535)	4,713,531

Total 2006	4,545,198		228,868		(60,535)	4,713,531

Total 2005	3,518,850	483,406	568,093		(25,151)	4,545,198

[1]:	Charge to income statement of the period — Exhibit H

[2]:	Charge to income statement of the period — Other income, net

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

EXHIBIT G
IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form with the financial statements as of December 31, 2005)
ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	2006				2005
				Amount			Amount
	Foreign currency		Exchange rate	in Argentine	Foreign currency		in Argentine
	Class	Amount	in force	pesos	Class	Amount	in pesos
ASSET
CURRENT ASSET
Cash and banks	US$	1,003,549	3.046	3,056,810	US$	1,278,382	3,824,919
	Euros	1,419	3.8916	5,522	Euros	616	2,180
	Bolivars	1,470,701,044	0.001213	1,783,960	Bolivars	1,690,869,490	1,956,336
Investments	US$	3,713	3.046	11,311	US$	3,715	11,114
Accounts receivables	US$	5,361,784	3.046	16,331,994	US$	4,094,433	12,250,545
	Euros	43,104	3.8916	167,744
Other receivables	US$	6,122,015	3.046	18,647,658	US$	2,609,881	7,808,762
	Euros	85,346	3.8916	332,132
	Bolivars	37,660,307	0.001213	45,682

Total current assets				40,382,813			25,853,856

NON-CURRENT ASSET
Other receivables	US$	89,178	3.046	271,637	US$	86,515	258,852

Total non-current asset				271,637			258,852

Total asset				40,654,450			26,112,708

LIABILITY
CURRENT LIABILITY
Accounts payables	US$	7,133,715	3.086	22,014,644	US$	6,375,957	19,331,902
	Euros	12,874	3.9430	50,762
	Bolivars	2,652,960,762	0.001229	3,260,489
	Reales	31,388	1.3575	42,609
	Chileans	407,729	0.005721	2,333
Payroll and social security taxes payable	US$	203,017	3.086	626,510
Loans	US$	3,539,274	3.086	10,922,199	US$	3,743,593	11,350,574

Total current liability				36,919,546			30,682,476

NON-CURRENT LIABILITY
Accounts payables (1)	US$	6,899,534	3.086	21,291,962	US$	7,154,697	21,693,040
Loans	US$	15,812,797	3.086	48,798,291	US$	17,912,061	54,309,368

Total non-current liability				70,090,253			76,002,408

Total liability				107,009,799			106,684,884

(1)	In column amount in Argentine pesos 8,018,833 is included in 2006 and 2005 which is presented net of non-current investments (Exhibit C).

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit	Chairman
Commission

EXHIBIT H
IMAGEN SATELITAL S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
(presented in comparative form with the financial statements as of June 30, 2005 — in Argentine pesos)
INFORMATION REQUIRED BY ART. 64 CLAUSE I.b) OF LAW Nº 19,550

	2006				2005
		Operating	Selling	Administrative
	Total	costs	expenses	expenses	Total

Directors’ fees	13,740			13,740	11,450
Fees and payments for services	2,781,220	1,725,856	152,470	902,894	3,023,033
Salaries and social securities taxes	12,408,832	6,316,521	1,986,416	4,105,895	11,354,060
Sale commissions	610,965	352,386	258,579		1,274,110
Cost of events	1,620,286	1,620,286			1,439,364
Satellite	3,681,802	3,002,300	679,502		3,360,593
Trip expenses	1,729,766	270,318	747,875	711,573	1,372,689
Copies and dubbing expenses	900,186	812,594	58,350	29,242	1,027,021
Public services	550,546	73,534	37,827	439,185	194,179
Maintenance	1,131,343	793,115	2,400	335,828	704,856
Advertising expenses	510,354		510,354		1,011,776
Allowance for doubtful accounts	1,273,564		1,273,564		767,558
Taxes, rates and contributions	742,012	22,493		719,519	614,847
Other expenses	2,782,724	810,671	688,876	1,283,177	1,773,104

Totals 2006	30,737,340	15,800,074	6,396,213	8,541,053

Totals 2005		14,992,028	5,879,175	7,057,437	27,928,640

EDGARDO SHILTON	ROBERTO VIVO CHANETÓN

By Statutory Audit Commission	Chairman

Item 2. Auditors’ Report— Limited Review, translated into English from the same report originally issued in Spanish and filed with the Comisión Nacional de Valores de la República Argentina (National Commission of Securities of the Argentine Republic) on August 14, 2006, except for the addition of paragraph 5 of the report and the omission of certain disclosures related to formal legal requirements for reporting in Argentina.

Deloitte & Co. S.R.L. Florida 234 5° Capital Federal C1005AAF Argentina

Tel: 54 (11) 4320-2700 Fax: 54 (11) 4325-8081 1Hwww.deloitte.com
English translation of the report originally issued in Spanish, except for the addition of paragraph 5 of this report and the omission of the certain disclosures related to formal legal requirements for reporting in Argentina.
AUDITORS’ REPORT — LIMITED REVIEW
To the Board of Directors of
Imagen Satelital S.A.
1.	Financial statements subject to review
We have reviewed the balance sheet of Imagen Satelital S.A. (the “Company”) as of June 30, 2006 and the statements of income, changes in shareholders’ deficit and cash flows for the six-month period then ended, with notes 1 to 14, exhibits A, B, C, E, G and H and the consolidated balance sheet of Imagen Satelital S.A. and its controlled company as of June 30, 2006 and the consolidated statements of income and cash flows for the six-month period then ended, with notes 1 and 2 and Exhibit I. The preparation and issuance of said financial statements are the responsibility of the Company’s Board of Directors and Management in exercise of their exclusive duties. Our responsibility is to issue our report on said financial statements, based on our review conducted within the scope mentioned in chapter 2.
2.	Scope of the review
We have conducted our work in accordance with auditing standards effective in Argentina, approved by the Professional Council of Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.), concerning reviews of interim financial statements. A review mainly consists of applying analytical procedures to the Company’s economic-financial information and making inquiries to the directors and employees engaged in accounting and financial issues. Therefore, it does not include all necessary procedures to issue an opinion on the financial statements mentioned in chapter 1. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, this report does not include our opinion on the financial statements mentioned in chapter 1.

3.	Explanatory paragraph
The balance sheet of Imagen Satelital S.A. and the consolidated balance sheet of Imagen Satelital S.A. and its controlled company as of December 31, 2005 and the statements of income, statements of changes in shareholders’ deficit and cash flows of Imagen Satelital S.A. and the consolidated statements of income and cash flows of Imagen Satelital S.A. and its controlled companies for the six-month period ended June 30, 2005, which the Company’s Board of Directors and Management have presented for comparative purposes with the respective individual and consolidated financial statements mentioned in chapter 1 of this report, have been taken from the respective financial statements as of December 31 and June 30, 2005. Regarding these financial statements we issued, respectively, on March 10, 2006 our auditors’ report, whereby we rendered an unqualified opinion, and on August 11, 2005 our limited review report, with observations arising from uncertainties particularly related to the raising of shareholders’ contributions, the raising and maintenance of adequate financing and the Company’s ability to generate enough funds to restore its shareholders’ equity and working capital, maintain the normal course of its activities, cover operating costs and expenses and honor its commercial and financial commitments. In such limited review report, we also mentioned that such uncertainties might adversely and materially affect the Company’s projections and valuation of its assets.
4.	Review conclusion
Given the scope limitations of our review, we are not in a position to render and we are not rendering an opinion on the individual and consolidated financial statements mentioned in chapter 1 of this report.
Based on our review, we are able to report that the individual and consolidated financial statements mentioned in chapter 1 of this report take into account all material facts and circumstances we are aware of and we have no observations to make on such financial statements.
5. The accompanying financial statements and this report have been translated into the English language from those originally issued in Spanish for the convenience of readers outside Argentina. They are presented in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Company, that conform with generally accepted accounting principles in Argentina, may not conform with generally accepted accounting principles in other countries. The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of operations and cash flows in conformity with generally accepted accounting principles in countries other than Argentina.
Buenos Aires, August 11, 2006
DELOITTE & Co. S.R.L.
(Registry of Business Associations C.P.C.E.C.A.B.A. — Vol. 1, Fol. 3)
Alberto López Carnabucci (Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 212 — Fol. 200

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)

Date: September 14, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer